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FUNDRISE

Strong performance continues through year-end



Detractors told us that it can't be done, but the Innovation Fund is now the preeminent venture fund available to any investor. Capturing non-linear growth and value creation is no longer reserved for the traditional venture investors of yesterday. You can own a piece of these amazing companies alongside institutional investors and ultra-high-net-worth individuals and capture a slice of the upside.

Today, the Fund holds a portfolio of AI and data companies that arguably rivals any other venture fund in the world.

- **Databricks:** Powering AI infrastructure for the Fortune 500
- **Canva:** Democratizing design for 200M+ users
- **Anthropic:** Advancing safe and ethical AI
- **ServiceTitan** (Now Public)**:** Revolutionizing vertical SaaS

These companies now power the critical infrastructure of the modern economy—from AI development to enterprise data, financial infrastructure, and creative tools.

We believe we are still in the early days of AI, with the vast majority of the market opportunity lying in the decade ahead. Get in early on the next generation of big tech companies and what we believe could become a $20 trillion market.

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Start investing in less than 5 minutes and with as little as $10.

Disclaimer: An investor in the Fundrise Innovation Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/innovation. Investors should read the prospectus carefully before investing.

The Fundrise Innovation Fund is the marketing name for the underlying legal entity, Fundrise Growth Tech Fund, LLC (the "Innovation Fund"). The Innovation Fund is an unlisted closed-end management investment company that is operated as a tender offer fund. The Innovation Fund's investment objective is to provide total return primarily through long-term capital appreciation. For more information, including the Prospectus, please visit fundrisegrowthtechfund.com.

The Innovation Fund intends, but is not obligated, to provide investors with liquidity through quarterly repurchase offers to repurchase a limited amount of the Innovation Fund's Shares (not expected to exceed 5% of the Innovation Fund's net assets). For the latest available repurchase notice, please click here or see the Literature section of fundrisegrowthtechfund.com.

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Apple App Store rating is as of August 2024 and is based upon all ratings and reviews received by Apple App Store® since the Fundrise app was launched in April 2019. The current rating can be found on Fundrise's App Store page and is subject to change. The App Store rating is calculated and generated by Apple based on the average of all total app reviews. No compensation was exchanged for reviews or ratings. The rating may not be representative of the Fundrise client experience, advisory services, or investment performance. For more information, see more reviews at the App Store.

Google Play Store rating is as of August 2024 and is based upon all ratings and reviews received by Google Play since the Fundrise app was launched in March 2020. The current rating can be found on Fundrise's Google Play page and is subject to change. The Google Play Store rating is calculated and generated by Google based on the average of all total app reviews. No compensation was exchanged for reviews or ratings. The rating may not be representative of the Fundrise client experience, advisory services, or investment performance. For more information, see more reviews at the Google Play Store.

Nerdwallet Fundrise received a 5-star rating from Nerdwallet in December 2023 for a review period of October - December 2023. The rating is based on over 15 factors, including account fees and minimums, investment choices, customer support, and mobile app capabilities. Fundrise replied to a Nerdwallet questionnaire that was used in the rating of this award. No compensation was exchanged for this rating. The author is not a client of Fundrise. Nerdwallet receives cash compensation for referring potential clients to Fundrise via advertisements placed on their respective websites. For more information, visit here.

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FUNDRISE

Strong performance continues through year-end



The Innovation Fund delivered a remarkable second half of 2024, with the portfolio achieving a number of significant milestones, including the first IPO, multiple new high-profile funding rounds, and a series of strategic new investments.

Today, the portfolio continues to demonstrate exceptional strength, with top companies in Fortune/Bessemer's Cloud 100 list — Databricks, Canva, Anthropic, and ServiceTitan — as well as category leaders Anduril, Ramp, dbt, and Vanta.

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Major achievements

First portfolio company IPO

In December, ServiceTitan (NASDAQ:TTAN) became the first portfolio company to go public. The company debuted on NASDAQ at $101 per share, representing a 42% increase over its initial IPO price of $71. This marked a significant milestone not only for ServiceTitan but also for the Innovation Fund as it represents a fulfillment of the Fund's primary strategy.

Record-breaking funding rounds

1. **Databricks: Largest private funding round in technology history**
    - Databricks closed a $10 billion round in December at a $62 billion valuation, up from its $43 billion valuation the previous year.

- The company has reported it is rapidly approaching a revenue run-rate of $3 billion and should achieve profitability.

2. **Anthropic: Amazon partnership expansion**
    - Amazon deepens their partnership with Anthropic with a $4 billion investment.
    - The new funding brings Amazon's total investment in Anthropic to $8 billion.

Emerging leaders gaining momentum

1. **Anduril**
    - Anduril closed a $1.5 billion round in August at a $14 billion valuation, up from Anduril's prior $8.5 billion valuation set in December 2022.
    - The company is securing transformative government contracts and recently partnered with OpenAI to develop and deploy advanced AI solutions for the U.S.
2. **Vanta**
    - Vanta closed a Series C led by Sequoia capital for $150 million at a $2.45 billion valuation, up from $1.6 billion in 2022.
    - The company is rapidly expanding in the compliance market and network effects are creating strong barriers to entry.

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New additions to the portfolio

The Innovation Fund added three new category leaders to the portfolio:

1. Ramp: A modern finance operations platform offering corporate cards, expense management, and bill payments. The platform simplifies employee expenses and enhances visibility, helping companies reduce spend and streamline back-office operations. Ramp is one of the fastest growing fintech companies in history and has a massive market opportunity remaining.
2. Hightouch: A composable Customer Data Platform (CDP) built for the modern data stack. The platform equips marketers with data and AI tools to personalize and target customers more effectively, integrating seamlessly with existing data warehouses.
3. Omni: A business intelligence and embedded analytics platform designed for self-service analytics. It combines flexible data exploration with governed analytics, empowering both business users and developers to collaborate on shared metrics. Omni's blend of SQL, Excel functions, and AI features accelerates data-driven decision-making.

Looking ahead

We launched the Innovation Fund to give anyone (and everyone) access to what has arguably been the most successful investment asset of the past several decades — venture capital.

And in 2024, we believe we delivered on that goal.

Today, the Fund holds a portfolio of AI and data companies that arguably rivals any other venture fund in the world. (And while we recognize the ambition of that statement, we believe the roster of portfolio companies speaks for themselves.)

As we look ahead, we believe we have the opportunity to continue to level up and achieve what many argued was impossible, establishing the Innovation Fund as one of the preeminent venture investors across the industry.

We've already seen the early signs of this success, as more and more portfolio companies have come to value the benefit of having hundreds of thousands of individual investors go from being just customers to outspoken promoters and evangelists.

Over the past few years, the rate of technology innovation has accelerated at an astonishing pace and we firmly believe that we are still early on in what will be a profound period of growth as the power of artificial intelligence unlocks breakthroughs that previously may not have been possible.

Most importantly, we believe that for the Innovation Fund and our investors — who are now positioned at the heart of this new wave of opportunity with the potential to see outsized benefits — the future looks very, very bright.

Invest now

Start investing in less than 5 minutes and with as little as $10.

Disclaimer: An investor in the Fundrise Innovation Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/innovation. Investors should read the prospectus carefully before investing.